Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 12

Date of Original Offering Circular: October 3, 2018

June 22, 2021

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Loan to Diversyfund Inc.

On June 22, 2021, the Company loaned the sum of Two Million Dollars ($2,000,000) to DiversyFund Inc., a Delaware corporation (“Borrower”) (the “Loan”) under the terms and conditions of a certain Senior Unsecured Promissory Note given by Borrower to the Company. The Loan bears interest at a rate equal to four percent (4%) per year, is non-compounding and unsecured, and is payable upon October 20, 2021. Borrower’s obligation to repay the Loan is senior in right of payment to all other indebtedness of Borrower.

Borrower reserves the right to extend the term of the Loan for up to two (2) consecutive periods of thirty (30) days each upon notice to the Company. The purpose of the Loan is to fund certain operating expenses of Borrower while enabling the Company’s Investors to earn a return on otherwise nondeployed funds of the Company.